SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq. Laura Baumann, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	David Fox, Esq. Thomas W. Christopher, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), on April 20, 2011, as amended on April 21, 2011 and April 22, 2011 (as amended, the “Statement”). The Statement relates to the unsolicited tender offer (the “Offer”) made by LSRI Holdings, Inc. (“Bidder”), a Delaware corporation and a wholly owned subsidiary of Landry’s Restaurants, Inc. (“Landry’s”), a Delaware corporation, to purchase all of the outstanding Company Common Stock, together with the associated preferred share purchase rights (the “Rights”) (other than those shares already owned by Tilman J. Fertitta, who is the controlling shareholder of both Bidder and Landry’s, and Mr. Fertitta’s affiliates), at a purchase price of $9.25 per share, net to seller in cash without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2011, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed with the SEC on April 7, 2011, as amended on April 22, 2011, by Bidder, Mr. Fertitta, and Landry’s.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Statement is hereby supplemented by adding the following immediately before the second to last full paragraph:

On April 22, 2011, the Bidder filed an amendment to its Schedule TO with the SEC announcing, among other things, that it had (i) extended the Offer to the preferred share purchase rights associated with the Company Common Stock (references herein to the “Offer” shall mean the Offer as revised), (ii) extended the deadline for tendering shares of Company Common Stock to 12:00 Midnight, New York City time, on May 31, 2011 unless further extended or withdrawn, and (iii) amended certain of the conditions to the Offer. For a complete list of the revised conditions to the Offer, see page 10 and pages 24 through 26 of the amendment to the Schedule TO filed by the Bidder on April 22, 2011.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby supplemented to add the following paragraphs at the end of the section entitled “Background of the Offer”:

On April 21, 2011, Mr. Fertitta issued a press release in which he stated his belief that in rejecting the Offer and adopting the Rights Agreement, the Company Board was not acting in the best interest of the stockholders of the Company in respect to the Offer. Mr. Fertitta also stated that he was disappointed to learn that the Company Board had chosen to reject the Offer and enter into the Rights Agreement rather than negotiating a merger agreement with the Bidder.

On April 22, 2011, the Bidder filed an amendment to the Schedule TO with the SEC announcing that it had (i) extended the Offer to include the preferred share purchase rights associated with the Company Common Stock, (ii) extended the deadline for tendering shares of Company Common Stock to 12:00 Midnight, New York City time, on May 31, 2011 unless further extended or withdrawn, and (iii) amended certain of the conditions to the Offer. For a complete list of the revised conditions to the Offer, see page 10 and pages 24 through 26 of the amendment to the Schedule TO filed by the Bidder on April 22, 2011.

Item 9.	Material to be Filed as Exhibits.

Item 9, “Material to be Filed as Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit	Item
(a)(9)	Press Release of the Company dated April 26, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/s/ William T. Freeman
Name: William T. Freeman Title: Chief Executive Officer

Dated: April 26, 2011